FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated June 22, 2006 (“Telstra and RIM Announce the New EDGE-enabled BlackBerry 7130g in Australia")

News Release dated June 22, 2006 (“Optus unveils new BlackBerry 7130g and upgraded BlackBerry Internet Service")

News Release dated June 22, 2006 (“Taiwan Mobile and RIM Announce Plans to Launch BlackBerry in Taiwan")

Page No 2 3 2

Document 1

June 22, 2006

FOR IMMEDIATE RELEASE

Telstra and RIM Announce the New EDGE-enabled BlackBerry 7130g in Australia

Sydney, Australia and Waterloo, ON – Telstra and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch the latest BlackBerry® handset in Australia. Operating on Telstra’s powerful network, the quad-band EDGE-enabled BlackBerry 7130g™ is a stylish, slim and light device that integrates some of the industry’s most advanced hardware and software in a traditional phone form factor.

The BlackBerry 7130g features a high performance device platform with an Intel® processor and 64 MB flash memory. It delivers the renowned BlackBerry functionality, including support for push-based email, phone, text messaging, browser, organizer and other mobile applications, with noticeably faster web browsing and application performance.

The BlackBerry 7130g incorporates RIM’s SureType™ keyboard technology, which merges a phone keypad with a familiar QWERTY keyboard to allow a narrower design and enable users to quickly and accurately type messages without needing to learn a new keyboard layout.

The bright, high-resolution color LCD screen with intelligent light sensing technology automatically optimizes screen and keyboard lighting levels for indoor, outdoor and dark environments.

In addition, the BlackBerry 7130g includes comprehensive phone features such as dedicated ‘send’, ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for wireless headsets and car kits.

“The BlackBerry 7130g is a powerful addition to the range of popular BlackBerry and BlackBerry-enabled devices already available through Telstra,” said Martin Conneely, General Manager Mobiles, Telstra Enterprise & Government. “We are pleased to be bringing this powerful, sleek handset to our customers with RIM. We are confident that the new BlackBerry 7130g will appeal to both our business and individual users.”

“We’re pleased to be working with Telstra to expand their BlackBerry portfolio for customers in Australia,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “The BlackBerry 7130g features an elegant design that will appeal to many customers looking to upgrade their current cell phone to a more powerful handset that supports premium phone features as well as superior messaging and browsing capabilities.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The BlackBerry 7130g is expected to be available from Telstra by the end of June.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

June 22, 2006

FOR IMMEDIATE RELEASE

Optus unveils new BlackBerry 7130g and upgraded BlackBerry Internet Service

Sydney, Australia and Waterloo, ON – Optus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 7130g™, a sleek and stylish BlackBerry device in a traditional phone form factor, and announced enhancements to Optus’ offering of the BlackBerry Internet Service™ in Australia.

Combining the power of the BlackBerry “push”-based architecture with robust features, the new BlackBerry 7130g is the ideal choice for mobile professionals looking for an exceptional voice, email and web browsing experience.

Available through Optus distribution channels at the end of June, the BlackBerry 7130g features an optimized device platform with an Intel® processor and 64 MB of flash memory. The new handset gives users a fast and responsive experience when browsing the web or running mobile applications.

Stuart Tucker, Marketing Director Optus Small & Medium Business (SMB), said: “We are confident that our Optus customers will be impressed by the new BlackBerry 7130g and we look forward to providing them with this powerful, all-in-one mobile solution.

“Optus prides itself on offering its customers with solutions that enhance the way they conduct their business. This new BlackBerry handset allows them to work when they want, where they want – promoting flexibility in managing multiple tasks with easy-to-use applications for greater productivity,” Mr Tucker said.

The BlackBerry 7130g features a high-resolution color LCD screen and includes intelligent light sensing technology which automatically optimizes screen and keyboard lighting levels for viewing in indoor, outdoor and dark environments.

The handset incorporates RIM’s SureType™ keyboard technology, which merges a phone keypad with a familiar QWERTY keyboard to enable a narrower design.

Operating on Optus’ GPRS national network, the new quad-band BlackBerry 7130g also features a speakerphone, dedicated ‘send’, ‘end’ and ‘mute’ phone keys, and supports MP3 ringtones, smart dialing, conference calling, speed dial, call forwarding, and Bluetooth® for wireless hands-free accessories and car kits.

“The BlackBerry 7130g is a powerful yet easy-to-use solution for individuals, small businesses and corporate customers who want timely access to information and communications at their fingertips,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “We are very pleased to work with Optus to introduce such a comprehensive and exciting offering.”

The launch of BlackBerry 7130g accompanies the introduction of a major upgrade of the BlackBerry Internet Service offering for individuals and small businesses.

The latest offering of BlackBerry Internet Service, which allows users to access up to 10 corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device, provides users with enhanced wireless synchronization of read, sent and deleted items from the user’s BlackBerry handset to their email account.

With the enhanced BlackBerry Internet Service, adding new email accounts is even quicker and easier, and users can select unique “sent from” addresses, auto-signatures, filters and friendly names.

In addition, BlackBerry Internet Service supports the viewing of popular email attachment formats including JPEG, BMP, TIFF, Microsoft® Word, Excel and PowerPoint Corel™ WordPerfect and Adobe® PDF.

For BlackBerry customers, wireless access to email is only the beginning of the platform’s capability. A large and growing ecosystem of independent software vendors (ISVs) has developed a variety of applications for BlackBerry in areas including entertainment, games, ringtones and personalization. In addition, for corporate customers with BlackBerry Enterprise Server™, third parties mobile business solutions are available for sales force automation, field service automation, network and systems management and much more.

About Optus

Optus is an Australian leader in integrated telecommunications, delivering cutting-edge communications, information technology and entertainment services to more than six million customers each day. In 2001 SingTel became the parent company of Optus, paving the way to become a strong and strategic telecommunications player within the Asia-Pacific region.

Optus distribution channels include: Optus World Stores, Optus Business Direct and a number of key partners including Gap Telecommunications, TeleTalk and Convergency Group.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

June 22, 2006

FOR IMMEDIATE RELEASE

Taiwan Mobile and RIM Announce Plans to Launch BlackBerry in Taiwan

Taipei, Taiwan and Waterloo, ON - Taiwan Mobile and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch BlackBerry® in Taiwan during the summer.

BlackBerry provides mobile professionals with wireless access to email, phone, Internet, text messaging, organizer and corporate data applications from a single device. Taiwan Mobile will be launching BlackBerry Enterprise Server™ and BlackBerry Internet Service™ together with BlackBerry handsets for both corporate and individual customers.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Taiwan Mobile Co., Ltd (TWN)

Taiwan Mobile Co., Ltd. was incorporated in the Republic of China (“ROC”) on February 25, 1997. The first non-state owned company to receive a GSM 1800 license, TWM was also the first private telecommunications company to go public and the first wireless operator to launch 3G services using Wideband Code-Division Multiple Access (WCDMA) technology. Since its inception, the Company has always strived to provide its customers with world-class telecommunications services. The Company aspires to be the best telecommunications services provider in network infrastructure, product offering, technology development and customer services. In the beginning of 2006, the Company became the first company in the world to receive the ISO 27001 certification for information security. TWM will continue to strengthen its competitiveness in line with its goal of becoming the most reliable telecommunications operator in Taiwan and to create a paradigm for telecommunications services in the new era.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 23, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance